October 2, 2018

Kathleen Layton
Assistant General Counsel
Oportun Financial Corp
2 Circle Star Way
San Carlos, CA 94070

       Re: Oportun Financial Corp
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted September 21, 2018
           CIK No. 0001538716

Dear Ms. Layton:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

Selected Consolidated Financial Data
Non-GAAP Financial Measures, page 77

1. You refer to interest income, net of charge-offs, as "risk adjusted revenue." Please provide non-GAAP financial disclosures for this financial metric. Please refer to the updated Compliance and Disclosure Interpretations issued on May 17,
2016.
 Kathleen Layton
FirstName LastNameKathleen Layton
Oportun Financial Corp
Comapany 2018
October 2, NameOportun Financial Corp
October 2, 2018 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Understanding an Oportun loan, page 85

2. We note your response to comment 11 in our letter dated August 10, 2018. We also note your risk factor disclosure on page 29 that in order for you to maintain or improve your operating results, it is important that you continue to extend loans to returning customers who have successfully repaid their previous loans and your disclosure under Our Business
         Model on page 127 that your returning customers experience a lower default rate. Given that loans to returning customers comprised 79% of your owned principal balance outstanding as of June 30, 2018, please tell us how the requested credit metrics (net charge-off rate, past due loan receivables delinquency status, ALLL, etc.) for returning customers versus new customers does not provide any basis for a potential investor to adequately evaluate and understand your business. Please also reconcile how you do not believe this information is material to an investor, but yet could cause competitive harm to the Company.
Critical Accounting Policies and Significant Judgments and Estimates
Fair Value of Loans Held for Investment, page 117

3. Please revise your next amendment to include the disclosure requirements in ASC 820-10-
         50-2(f) related to your loans that are fair valued. Refer to ASC 820-10-55-105 for more specific disclosure recommendations. Please also revise your disclosures under 'Results of Operations' in MD&A to provide a more fulsome discussion and analysis of the net changes in fair value as a result of the fair value option on your loans, including the impact on your customer acquisition costs, for the periods presented. Critical Accounting Policies and Significant Judgments and Estimates
Allowance for Loan Losses, page 117

4. We note your response to comment 12 from our letter dated August 10, 2018. Please tell us the following regarding the removal of number of months on book as a key factor to measure the likelihood of a credit loss:

             Why number of months on book was included as a key factor in the DRS filed July 18,
             2018;
             When number of months on book ceased to be used as a key factor to measure the likelihood of a credit loss; and
             What changed that ceased your reliance on number of months on book as a key factor to measure the likelihood of a credit loss.
Business
Our Competition, page 137

5. We note your revised disclosure on page 138 stating that "[g]enerally, competitors
 Kathleen Layton
Oportun Financial Corp
October 2, 2018
Page 3
         targeting borrowers with limited or no credit history are not pursuing responsible lending models". Please revise to indicate that this statement is your opinion, or provide support.
       You may contact David Irving at 202-551-3321 or Gus Rodriguez at 202-551-3752 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameKathleen Layton                              Sincerely,
Comapany NameOportun Financial Corp
                                                               Division of
Corporation Finance
October 2, 2018 Page 3                                         Office of
Financial Services
FirstName LastName